EXHIBIT 11.1

SunTrust Banks, Inc.
Statement re: Computation of Per Share Earnings
(In thousands, except per share data)

	Year Ended December 31

	2002	2001	2000	1999	1998	1997

Basic
Income before extraordinary gain	$1,331,809	$1,369,219	$1,294,100	$1,123,952	$971,017	$975,923
Extraordinary gain, net of taxes	—	6,318	—	202,648	—	—

Net income	$1,331,809	$1,375,537	$1,294,100	$1,326,600	$971,017	$975,923

Average basic common shares	282,495	287,702	297,834	317,079	314,908	316,436

Income before extraordinary gain	$4.71	$4.76	$4.35	$3.54	$3.08	$3.08
Extraordinary gain, net of taxes	—	0.02	—	0.64	—	—

Earnings per common share - basic	$4.71	$4.78	$4.35	$4.18	$3.08	$3.08

Diluted
Income before extraordinary gain	$1,331,809	$1,369,219	$1,294,100	$1,123,952	$971,017	$975,923
Extraordinary gain, net of taxes	—	6,318	—	202,648	—	—

Net income	$1,331,809	$1,375,537	$1,294,100	$1,326,600	$971,017	$975,923

Average common shares outstanding	282,495	287,702	297,834	317,079	314,908	316,436
Incremental shares outstanding (1)	3,557	3,882	3,122	4,095	4,803	4,496

Average diluted common shares	286,052	291,584	300,956	321,174	319,711	320,932

Income before extraordinary gain	$4.66	$4.70	$4.30	$3.50	$3.04	$3.04
Extraordinary gain, net of taxes	—	0.02	—	0.63	—	—

Earnings per common share - diluted	$4.66	$4.72	$4.30	$4.13	$3.04	$3.04

(1)  Includes the incremental effect of stock options and restricted stock outstanding computed under the treasury stock method.